1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 Main (800) 955-9988 Fax (303) 534-5627

June 13, 2018

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: N-14 Registration Statements of SCM Trust (the “Trust”)

Dear Mses. Lithotomos and Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with each of you regarding the two N-14 registration statements, as filed with the Commission on March 13, 2018 and each as subsequently amended, relating to the proposed reorganizations of the European Growth & Income Fund (the “Europe Fund”) into the Shelton International Select Equity Fund (the “International Fund”), and of the Shelton Greater China Fund the (“China Fund”) into the International Fund. Where applicable, the Trust will be amending each of the N-14 Registration Statements as indicated below.

Please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds. Marked changes pages to the N-14 registration statements are enclosed with this letter. The Trust will make the changes in post-effective Rule 497 filings to the registration statements.

Both N-14s (Legal Review)

1.	Comment: Please confirm and amend disclosures to the effect that the expense waiver in in respect of each Fund will be effective at least through July 1, 2019.

Response: The expense waiver language has been adjusted where needed to state that the waivers will be in effect through July 1, 2019.

2.	Comment: Please revise the disclosure to the Answer in the Q&A relating to anticipated changes in the current investments to reflect final expected percentages of each geographic area of investment as of the completion of both reorganizations.

Response: The Answer in each case has been revised to state:

Europe Fund N-14

Answer: Notwithstanding the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, significant changes are expected in these investments due to the reorganization, given that the European securities are an expected to be a relatively smaller geographic subcomponent of the International Select Equity Fund’s investible universe. As of May 29, 2018, the European Growth and Income Fund invested approximately 98% of its portfolio in European securities, and immediately following the expected date of the Reorganization the International Select Equity Fund is currently expected invest less than 50% of its portfolio invested in European securities. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.

China Fund N-14

Answer: Notwithstanding the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, significant changes are expected in these investments due to the reorganization, given that Greater China securities are an expected to be a relatively small geographic subcomponent of the International Select Equity Fund’s investible universe. As of May 29, 2018, the Greater China Fund invested approximately 88% of its portfolio in Greater China securities, and immediately following the expected date of the Reorganization the International Select Equity Fund is currently expected invest less than 15% of its portfolio invested in Greater China securities. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.

3.	China Fund N-14 (Accounting Review)

4.	Comment: Please confirm that the 2% Shareholder Fee shown in the Fee Table for the China Fund is charged only as redemption or exchange fee (as a percentage of amount redeemed, for shares that are held 90 days or less from the date of purchase).

Response: The Trust confirms that understanding.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Trust and Shelton Capital Management)

Cc:	Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

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